Exhibit 10.10

TESARO, INC.
1000 Winter Street, Suite 3300

Waltham, Massachusetts 02451

June 18, 2012

Mr. Leon O. Moulder, Jr.

Chief Executive Officer

TESARO, Inc.

1000 Winter Street, Suite 3300

Waltham, Massachusetts 02451

Dear Lonnie:

On behalf of TESARO, Inc. (the “Company”), I am very pleased to offer you an amended and restated employment letter in connection with your ongoing employment in the position of Chief Executive Officer.

The terms of your position with the Company are as set forth below:

1.             Position.  You will continue as the Chief Executive Officer of the Company. As Chief Executive Officer, you will have the duties, authorities and responsibilities commensurate with the duties, authorities and responsibilities that are customarily associated with such position, and such other duties, authorities and responsibilities the Company’s Board of Directors (the “Board”) designate from time to time that are not inconsistent with such position.  You will perform such duties to the Company at the Company’s office headquarters in Boston, Massachusetts and will report directly to the Board, and all employees shall report to you or your designee.  Your employment under the terms of this letter agreement shall terminate in accordance with Section 6 below.  During the term of your employment with the Company, you will devote your full professional time and efforts to the business activities and other activities of the Company, except that you may engage in the business activities and other activities described on Appendix A of this letter, and other activities that may be approved in advance by the Board.

2.             Start Date.  You commenced this position with the Company effective on May 10, 2010.

3.             Compensation.

a.             Base Salary.  You will be paid an annual base salary of Three Hundred Seventy-Five Thousand Dollars ($375,000).  Your base salary will be payable pursuant to the Company’s regular payroll policy.  Your salary shall be reviewed annually and may be increased by the Board in connection with any such review.

b.             Bonus Program.  You will be eligible for an annual bonus that targets thirty percent (30%) of your annual base salary that will allow you to participate in the success of the Company based upon agreed upon Company milestones established by you and the Board.  Any annual bonus shall be paid no later than March 15th of the year immediately following the year to which the applicable annual bonus relates.

c.             Withholding.  The Company shall withhold from any compensation or benefits payable under this letter agreement any federal, state and local income, employment or other similar taxes as may be required to be withheld pursuant to any applicable law or regulation.

4.               Benefits.

a.             Vacation & Holidays.  You will be eligible for four weeks of paid vacation each year and Company paid holidays consistent with the Company’s vacation policy offered to other executive level employees of the Company.

b.             Other.  You will be eligible to participate in such medical, retirement and other benefits as are approved by the Board and made available to other executive level employees of the Company.

As is the case with all employee benefits, such benefits will be governed by the terms and conditions of applicable plans or policies, which are subject to change or discontinuation at any time.

5.             At-Will Employment.  Your employment with the Company is and shall at all times during your employment hereunder be “at-will” employment.  Except as provided below, the Company or you may terminate your employment at any time for any reason, with or without Cause, and with or without notice.  The “at-will” nature of your employment shall remain unchanged during your tenure as an employee of the Company, and may only be changed by an express written agreement that is signed by you and the Board.

6.             Termination of Employment.

a.             If you resign your employment with the Company without Good Reason you will receive no additional compensation other than: (i) any unpaid base salary for services rendered prior to the date of termination or resignation; (ii) any earned but unpaid annual bonus for any year prior to the year in which termination of employment occurs; (iii) reimbursement of any un-reimbursed business expenses incurred as of the date of termination or resignation in accordance with the Company’s reimbursement policy, (iv) accrued but unused vacation (if applicable), earned through the effective resignation or termination date; and (v) all other payments, benefits or fringe benefits to which you shall be entitled under the terms of any applicable compensation arrangement or benefit, equity or fringe benefit plan or program or grant or this letter agreement (collectively, clauses (i) through (v) shall be referred herein as the “Accrued Benefits”).  If the Company terminates your employment for Cause, at any time, then you will receive no additional compensation other than the Accrued Benefits, except that the benefits described in this Section 6(a)(ii) shall not be paid to you.

b.             If the Company terminates your employment for any reason other than Cause (except for death or Disability) or you resign for Good Reason, you will receive the Accrued Benefits, and, subject to your compliance with Section 6(e) below, and if such termination is not in connection with or within twelve (12) months following a Change in Control (as defined in the Company’s 2012 Omnibus Incentive Plan), you will be eligible to receive the following: (i) after the execution and delivery of the release referenced below and the lapse of any revocation period without the release being revoked(the “Release Effective Date”), eighteen month’s base salary then in effect, less standard deductions, payable in accordance with the Company’s then regular pay policies commencing on the sixtieth (60th) day following the termination of your employment, provided, that the first payment shall include any amounts due prior thereto; (ii) if you elect to continue your health insurance coverage pursuant to your rights under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) following the termination of your employment, then the Company shall pay to you your monthly premium under COBRA on a monthly basis until the earlier of (x) eighteen months following the effective termination date, or (y) the date upon which you commence full-time employment (or employment that provides you with eligibility for healthcare benefits substantially comparable to those provided by the Company) with an entity other than the Company; and (iii) vesting of your restricted common stock pursuant to the terms of the Restricted Stock Agreement dated March 26, 2010.  All other equity awards will be governed in accordance with their terms.

c.             If the Company terminates your employment for any reason other than Cause (except for death or Disability) or you resign for Good Reason, and if such termination is in connection with or within twelve (12) months following a Change in Control, you will receive the Accrued Benefits, and, subject to your compliance with Section 6(e) below, you will be eligible to receive the following: (i) after the Release Effective Date, an amount equal to eighteen (18) month’s base salary then in effect, less standard deductions, and one hundred fifty percent (150%) of your target bonus for the year your employment terminates payable in a single lump sum on the sixtieth (60th) day following the termination of your employment; (ii) if you elect to continue your health insurance coverage pursuant to your rights under COBRA following the termination of your employment, then the Company shall pay to you your monthly premium under COBRA on a monthly basis until the earlier of (x) eighteen months following the effective termination date, or (y) the date upon which you commence full-time employment (or employment that provides you with eligibility for healthcare benefits substantially comparable to those provided by the Company) with an entity other than the Company; and (iii) full vesting of all outstanding equity awards.

d.             If your employment terminates because of your death or Disability, then you will receive the Accrued Benefits.  For purposes of this letter agreement, “Disability” shall be defined as your inability to have performed your material duties hereunder due to a physical or mental injury, infirmity or incapacity for one hundred eighty (180) days (including weekends and holidays) in any 365-day period.  Notwithstanding the foregoing, in the event that as a result of earlier absence because of mental or physical incapacity you incur a “separation from service” within the meaning of such term under Code Section 409A you shall on such date automatically be terminated from employment as a Disability termination.

e.             Eligibility for receipt of the items in Section 6(b)(i) through (iii) shall be conditioned on your (i) signing within 60 days of your termination of employment and not revoking a release of any and all claims, in the form mutually agreeable to you and the Company, provided, that such release shall (A) not expand your post-termination obligations or restrictive covenants to the Company and its affiliates greater than as described in this letter agreement and in the Non-Disclosure and Inventions Assignment Agreement (except as provided in subsection (C) below), (B) not terminate any of your rights to indemnification and liability insurance in accordance with Section 11 below, and (C) contain the following provisions:

(I)            For a period of one year following such termination of employment, you agree that you shall not, directly or indirectly, individually or on behalf of any other person, firm, corporation or other entity, solicit, aid or induce any employee of the Company to leave such employment or to accept employment with any other person, firm, corporation or other entity unaffiliated with the Company or hire any such employee or take any action to materially assist or aid any other person, firm, corporation or other entity in identifying, hiring or soliciting any such employee.  This paragraph shall not be violated by (i) general advertising or solicitation not specifically targeted at Company-related persons or entities or (ii) you serving as a reference, upon request, for any employee of the Company, other than such a reference to a company with whom you are then affiliated; and

(II)           The Company and you agree that for the three (3)-year period following such termination of employment, neither party (including in the case of the Company, its executive leadership team, officers and directors), directly or indirectly, orally, in writing or through any medium (including, but not limited to, the press or other media, computer networks or bulletin boards, or any other form of communication) will disparage or defame the goodwill or reputation of you or the Company or its respective directors, officers, stockholders, agents and/or employees.  Nothing herein shall prohibit any party (i) from disclosing that you are no longer employed by the Company, (ii) from responding truthfully to any governmental investigation or inquiry by a governmental entity or any other law, subpoena, court order or other compulsory legal process or (iii) from rebutting in good faith statements made by the other party that are untrue or misleading; provided, further, that the Company shall tender such release to you within seven (7) days after your termination of employment and (ii) returning to the Company all of its property and confidential information that is in your possession.

f.              For all purposes of this letter agreement, the term “Cause” shall mean: (i) willful misconduct or gross negligence as to a material matter in connection with your duties; (ii) any act constituting material dishonesty or fraud with respect to the Company; (iii) the indictment for, conviction of, or a plea of guilty or nolo contendere to, a felony under applicable law; (iv) material violation of a material term of any written Company policy made available to you; (v) failure to attempt in good faith to (A) perform your duties in all material respects or (B) follow a clear, lawful and reasonable directive of the Board; or (vi) material breach of a fiduciary duty owed to the Company that has caused or could reasonably be expected to cause a material injury to the business; provided, that in no event shall your employment be terminated for Cause unless (A) an event or circumstance set forth in clauses (i) through (vi) has occurred and the Company provides you with written notice after Company has knowledge of the occurrence of existence of such event or circumstance, which notice reasonably identifies the event or circumstance that the Company believes constitutes Cause and (B) with respect to the events and circumstances set forth in clauses (iv) and (v) only, you fail to substantially cure the event or circumstance so identified within 30 days of the receipt of such notice.

g.             For all purposes of this letter agreement, the term “Good Reason” shall mean: (i) being required to report to another person other than the Board or the assignment to you of any duties or responsibilities which result in the material diminution of your position as the Chief Executive Officer of the Company (other than temporarily while physically or mentally incapacitated or as required by applicable law); (ii) a reduction by the Company in your annual base salary or target bonus percentage; (iii) relocation of your primary office at the Company’s headquarters in the Boston, MA metropolitan area to another location by more than fifty (50) miles or relocation of your primary office at the Company’s headquarters to another location that is not the Company’s headquarters; or (iv) breach by the Company of the terms of this letter agreement or the Restricted Stock Agreement, including without limitation, the diminution of your title as the Chief Executive Officer of the Company.  You shall provide the Company with a written notice detailing the specific circumstances alleged to constitute Good Reason within ninety (90) days after the first occurrence of such circumstances, and the Company shall have thirty (30) days following receipt of such notice to cure such circumstances in all material respects, provided, that, no termination for Good Reason shall occur after the 180th day following the first occurrence of any Good Reason event.

h.             If any of the payments or benefits received or to be received by you (including, without limitation, any payment or benefits received in connection with a Change in Control or your termination of employment, whether pursuant to the terms of this Agreement or any other plan, arrangement or agreement, or otherwise (the “Benefit Arrangements”)) (all such payments collectively referred to herein as the “280G Payments”) constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code (the “Code”) and would, but for this Section 6(h), be subject to the excise tax imposed under Code Section 4999 (the “Excise Tax”), then such 280G Payments shall be reduced by the Company (by the minimum possible amounts) by first reducing or eliminating payments which are payable in cash and then by reducing or eliminating payments, rights and benefits which are not payable in cash, in each case in reverse order beginning with payments, rights or benefits which are to be paid the farthest in time from the Change in Control so that you will not be considered to have received a parachute payment, unless you would receive a greater after-tax amount by receiving all such 280G Payments without reduction pursuant to the foregoing provisions of this sentence.  If two economically equivalent amounts are subject to reduction but are payable at different times, the amounts shall be reduced (but not below zero) on a pro rata basis.

7.             Employee Confidentiality Agreement.  As an employee of the Company, you have and will have access to certain Company and third party confidential information and you may during the course of your employment develop certain information or inventions, which will be the property of the Company.  To protect the interest of the Company, you have previously signed a “Non-Disclosure and Inventions Assignment Agreement” as a condition of your employment.

8.               Delayed Commencement Date for Payments and Benefits.

a.             The intent of the parties is that payments and benefits under this letter agreement comply with, or be exempt from, Internal Revenue Code Section 409A and the regulations and guidance promulgated thereunder (collectively “Code Section 409A”) and, accordingly, to the maximum extent permitted, this letter agreement shall be interpreted to be in compliance therewith or exempt therefrom.  If you notify the Company (with specificity as to the reason therefor) that you believe that any provision of this letter agreement (or of any award of compensation, including equity compensation or benefits) would cause you to incur any additional tax or interest under Code Section 409A and the Company concurs with such belief or the Company independently makes such determination, the Company shall, after consulting with you, reform such provision to try to comply with Code Section 409A through good faith modifications to the minimum extent reasonably appropriate to conform with Code Section 409A.  To the extent that any provision hereof is modified in order to comply with Code Section 409A, such modification shall be made in good faith and shall, to the maximum extent reasonably possible, maintain the original intent and economic benefit to you and the Company of the applicable provision without violating the provisions of Code Section 409A.

b.             A termination of employment shall not be deemed to have occurred for purposes of any provision of this letter agreement providing for the payment of any amounts or benefits upon or following a termination of employment that are considered “nonqualified deferred compensation” under Code Section 409A unless such termination is also a “separation from service” within the meaning of Code Section 409A and, for purposes of any such provision of this letter agreement, references to a “termination,” “termination of employment” or like terms shall mean “separation from service.” Notwithstanding any provision to the contrary in this letter agreement, no payments or benefits that are considered “nonqualified deferred compensation” under Code Section 409A to which you otherwise become entitled under this letter agreement in connection with your termination of employment, shall be made or provided to you prior to the earlier of (i) the expiration of the six (6) month period measured from the date of your “separation from service” with the Company (as such term is defined in Code Section 409A) or (ii) the date of your death, if you are deemed at the time of such separation from service to be a “specified employee” under Code Section 409A.  Upon the expiration of the applicable Code Section 409A(a)(2) deferral period, all payments and benefits deferred pursuant to this Section 8(b) (whether they would have otherwise been payable in a single sum or in installments in the absence of such deferral) shall be paid or reimbursed to you in a lump sum, and any remaining payments and benefits due under this letter agreement shall be paid or provided in accordance with the normal payment dates specified for them herein.

c.             All expenses or other reimbursements under this letter agreement shall be made promptly following submission of required documentation, and in any case on or prior to the last day of the taxable year following the taxable year in which such expenses were incurred by you (provided that if any such reimbursements constitute taxable income to you, such reimbursements shall be paid no later than March 15th of the calendar year following the calendar year in which the expenses to be reimbursed were incurred), and (i) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit and (ii) no such reimbursement or expenses eligible for reimbursement in any taxable year shall in any way affect the expenses eligible for reimbursement in any other taxable year, provided, that the foregoing clause (ii) shall not be violated with regard to expenses reimbursed under any arrangement covered by Internal Revenue Code Section 105(b) solely because such expenses are subject to a limit related to the period the arrangement is in effect.

d.             For purposes of Code Section 409A, your right to receive any installment payment pursuant to this letter agreement shall be treated as a right to receive a series of separate and distinct payments.  Whenever a payment under this letter agreement specifies a payment period with reference to a number of days (e.g., “payment shall be made within thirty (30) days following the date of termination”), the actual date of payment within the specified period shall be within the sole discretion of the Company.  Notwithstanding any other provision of this letter agreement to the contrary, in no event shall any payment under this letter agreement that constitutes “nonqualified deferred compensation” for purposes of Code Section 409A be subject to offset, counterclaim or recoupment by any other amount payable to you unless otherwise permitted by Code Section 409A.

9.             Resolution of Disputes.  Any controversy or claim arising out of or relating to your employment, this letter agreement, its enforcement or interpretation, or because of an alleged breach, default, or misrepresentation in connection with any of its provisions, shall be submitted to arbitration in Boston, Massachusetts before a single arbitrator (applying Massachusetts law), in accordance with the National Rules for the Resolution of Employment Disputes then in effect of the American Arbitration Association (“AAA”) as modified by the terms and conditions of this Section 9; provided, however, that provisional injunctive relief may, but need not, be sought in a court of law while arbitration proceedings are pending, and any provisional injunctive relief granted by such court shall remain effective until the matter is finally determined by the arbitrator.  The arbitrator shall be selected by mutual agreement of the parties or, if the parties cannot agree, by striking from a list of arbitrators supplied by AAA.  The arbitrator shall issue a written opinion revealing, however briefly, the essential findings and conclusions upon which the award is based.  Final resolution of any dispute through arbitration may include any remedy or relief which the arbitrator deems just and equitable.  Any award or relief granted by the arbitrator hereunder shall be final and binding on the parties hereto and may be enforced by any court of competent jurisdiction.

The parties acknowledge that they are hereby waiving any rights to trial by jury in any action, proceeding or counterclaim brought by either of the parties against the other in connection with any matter whatsoever arising out of or in any way connected with this letter agreement or your employment.

The Company shall pay the arbitrator’s fees and arbitration expenses and any other costs associated with the arbitration or arbitration hearing that are unique to arbitration.  The Company and you each shall separately pay its or your own deposition, witness, expert and attorneys’ fees and other expenses as and to the same extent as if the matter were being held in court unless otherwise provided by law.  The arbitrator shall have the sole and exclusive power and authority to decide any and all issues of or related to whether this letter agreement or any provision of this letter agreement is subject to arbitration.

10.           No Inconsistent Obligations.  By accepting this offer of employment, you represent and warrant to the Company that you are under no obligations or commitments, whether contractual or otherwise, that are inconsistent with your obligations set forth in this letter agreement or that would be violated by your employment by the Company.  You agree that you will not take any action on behalf of the Company or cause the Company to take any action that will violate any agreement that you have with a prior employer.

11.           Indemnification and Liability Insurance.  The Company hereby agrees to indemnify you and hold you harmless (including advancement of reasonable attorney’s fees) to the fullest extent permitted by law against and in respect of any and all actions, suits, proceedings, claims, demands, judgments, costs, expenses, losses, and damages resulting from the your good faith performance of your duties and obligations with the Company and the Company’s affiliates.  The Company shall cover you under directors’ and officers’ liability insurance both during and, while potential liability exists, after the term of this letter agreement in the same amount and to the same extent as the Company covers its other officers and directors.  These obligations shall survive the termination of the your employment with the Company.

12.           Miscellaneous.

a.             This letter agreement may be executed in several counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

b.             The Company may only assign this letter agreement to a successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company, provided, that such successor expressly agrees to assume and perform this letter agreement in the same manner and to the same extent that the Company would have been required to perform it if no such assignment had taken place, and “Company” shall include any such successor that assumes and agrees to perform this letter agreement, by operation of law or otherwise.

c.             No provision of this letter agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by you and such officer or director as may be designated by the Board.  No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this letter agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

d.             The validity, interpretation, construction and performance of this letter agreement shall be governed by the laws of the Commonwealth of Massachusetts without regard to the choice of law principles thereof.

I am confident that your continued employment with the Company will prove mutually beneficial.

Sincerely,

TESARO, INC.

		By:	/s/ Richard J. Rodgers
Richard J. Rodgers
Executive Vice President and Chief Financial Officer

Agreed:

/s/ Leon O. Moulder, Jr.
Leon O. Moulder, Jr.
Date:	June 18, 2012

Appendices:	Appendix A — Other Activities

Attachments:	Non-Disclosure and Inventions Assignment Agreement

Appendix A

APPROVED ACTIVITIES

Subject to the provisions of the terms of the Non-Disclosure and Inventions Assignment Agreement, Employee may serve as a director on the following Boards of Directors:

•              Cubist Pharmaceuticals, Inc.

•              Trevena, Inc.

Employee may also:

•              serve on the boards of directors of non-profit organizations;

•              participate in charitable, civic, educational, professional, community or industry affairs; and

•              manage Employee’s passive personal investments;

provided, such activities in the aggregate do not materially interfere with Employee’s duties or create a potential business or fiduciary conflict.